SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934*

Asanko Gold, Inc.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

04341Y105

(CUSIP Number)

Zhang Zonglin Zijin Global Fund Unit 7503A, Level 75, International Commerce Centre 1 Austin Road West Kowloon, Hong Kong + (852) 2803 2116	Joyce Chan Gold Mountains Asset Management Limited Unit 7503A, Level 75, International Commerce Centre 1 Austin Road West Kowloon, Hong Kong + (852) 2803 2280	Edward Ho Jin Huang Mining Company Limited Unit 7503A, Level 75, International Commerce Centre 1 Austin Road West Kowloon, Hong Kong + (852) 2803 2738

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04341Y105

1	NAMES OF REPORTING PERSONS Zijin Global Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,529,097[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,529,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,529,097[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON OO

1 Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2 Consists of (a) 11,529,097 shares held by Zijin Global Fund; (b) 12,529,097 shares which may be deemed beneficially owned by Gold Mountains Asset Management Limited as the manager of Zijin Global Fund (holding 11,529,097 shares) and various other funds (holding 1,000,000 shares); (c) 4,000,000 shares held by Jin Huang Mining Company Limited.

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CUSIP NO. 04341Y105

1	NAMES OF REPORTING PERSONS Gold Mountains Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,529,097[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,529,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,529,097[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IV3

1 Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2 Consists of (a) 11,529,097 shares held by Zijin Global Fund; (b) 12,529,097 shares which may be deemed beneficially owned by Gold Mountains Asset Management Limited as the manager of Zijin Global Fund (holding 11,529,097 shares) and various other funds (holding 1,000,000 shares); (c) 4,000,000 shares held by Jin Huang Mining Company Limited.

2

CUSIP NO. 04341Y105

1	NAMES OF REPORTING PERSONS Jin Huang Mining Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,529,097[1,2]
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,529,097[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

1 Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2 Consists of (a) 11,529,097 shares held by Zijin Global Fund; (b) 12,529,097 shares which may be deemed beneficially owned by Gold Mountains Asset Management Limited as the manager of Zijin Global Fund (holding 11,529,097 shares) and various other funds (holding 1,000,000 shares); (c) 4,000,000 shares held by Jin Huang Mining Company Limited.

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock , without par value (“Common Stock”), of Asanko Gold Inc., a corporation incorporated under the laws of British Columbia (the “Issuer”). The principal executive offices of the Issuer are located at Suite 680, 1066 West Hastings Street Vancouver, British Columbia, Canada V6E 3X2.

Item 2. Identity and Background.

(a), (b), (c), (f) This Schedule 13 D is being filed jointly by:

(i) Zijin Global Fund, a Cayman Islands company limited by shares (“Zijin”),

(ii) Gold Mountains Asset Management Limited, a company limited by shares and formed in Hong Kong (“Gold Mountains”), and

(iii) Jin Huang Mining Company Limited, a British Virigin Islands company limited by shares (“Jin Huang”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

Zijin is an investment fund managed by Gold Mountains and is engaged in holding, distributing or effecting any sale of securities held by it. The address of the principal business office of Zijin is Unit 7503A, Level 75, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Gold Mountains is a Hong Kong investment company (that is not registered under the Investment Company Act of 1940) whose principal business purpose is to provide investment management services to Zijin and other funds. The address of the principal business office of Gold Mountains is Unit 7503A, Level 75, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Jin Huang is an investment holding company and is engaged in holding, distributing or effecting any sale of securities held by it. The address of the principal business office of Jin Huang is Unit 7503A, Level 75, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

Each Reporting Person is a subsidiary of Zijin Mining Group Co., Ltd. (whose principal business is mining and extracting raw materials) and, except as otherwise described herein, is not controlled by any other Reporting Person or Zijin Mining Group Co., Ltd.

Pursuant to General Instruction C of Schedule 13D, the following information is provided for each executive officer and director of the Reporting Persons (the “Insiders”):

ZIJIN
Name	Position	Occupation	Citizenship
Michael Neylan	Director	President of Sprott Asia LP	Canadian
Zhang Zonglin	Director	General Manager of Gold Mountains Asset Management Limited	Chinese
Fang Qixue	Director	Executive Director, Senior VP, Chief Engineer of Zijin Mining Group Co., Ltd	Chinese
Huang Xiaohong	Director	Head of Corporate Development, Overseas Operations of Zijin Mining Group Co., Ltd.	Chinese

GOLD MOUNTAINS
Name	Position	Occupation	Citizenship
Zhang Zonglin	Director/CEO	General Manager	Chinese
Ip Kin Chi	CFO	Finance	Chinese

JIN HUANG
Name	Position	Occupation	Citizenship
Yiu Kai	Director	Accountant	Chinese
Zhang Qiaochun	Director	Merchant	Chinese
Fan Cheung Man	Director	Accountant	Chinese

The business address of the Insiders is Unit 7503A, Level 75, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

(d), (e) During the last five years, none of the Reporting Persons or Insiders (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Row (4) of the cover pages to this Schedule 13D are hereby incorporated by reference.

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Item 4. Purpose of Transaction.

Although the Reporting Persons and Insiders have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to any applicable restrictions on transfers. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons and Insiders currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons and Insiders; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as described above, the Reporting Persons and Insiders do not have any plans or proposals relating to any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940 ;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act ; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the Cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition.

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(c) The Reporting Persons have purchased all shares of the Common Stock on the open market through a broker and have not effected any other transactions in the Issuer's securities during the last 60 days.

(d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned, directly or indirectly, by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Zijin, Gold Mountains, and Jin Huang entered into a Voting Agreement (“Voting Agreement”), dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group. The Voting Agreement is filed as an exhibit to this Agreement and is incorporated by reference herein. The Foregoing description of the various terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement.

Except for the Voting Agreement and as otherwise disclosed herein, as of the date of this Schedule 13D, neither the Reporting Persons nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement Pursuant to Rule 13d-1(k) (filed herewith)
99.2	Voting Agreement, dated January 29, 2018, between Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: January 29, 2018

ZIJIN GLOBAL FUND

By:	/s/ ZHANG Zonglin
Name:	ZHANG Zonglin
Title:	Director

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: January 29, 2018

GOLD MOUNTAINS ASSET MANAGEMENT LIMITED

By:	/s/ ZHANG Zonglin
Name:	ZHANG Zonglin
Title:	Director

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: January 29, 2018

JIN HUANG MINING COMPANY LIMITED

By:	/s/ FAN Cheung Man
Name:	FAN Cheung Man
Title:	Director

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